SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 06 September 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 27 August 2024
99.2	Transaction in Own Shares dated 28 August 2024
99.3	Transaction in Own Shares dated 29 August 2024
99.4	Transaction in Own Shares dated 03 September 2024
99.5	Transaction in Own Shares dated 04 September 2024
99.6	Transaction in Own Shares dated 05 September 2024
99.7	Transaction in Own Shares dated 06 September 2024

Exhibit No: 99.1

27 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	23 August 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 74.5200

Highest price paid per share:	£ 75.2600

Average price paid per share:	£ 74.9576

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,748,468 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6697B_1-2024-8-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720) ; Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 23 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 75.2600
Lowest price paid (per ordinary share)	£ 74.5200
Volume weighted average price paid(per ordinary share)	£ 74.9576

Exhibit No: 99.2

28 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 27 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	27 August 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 74.5600

Highest price paid per share:	£ 75.5000

Average price paid per share:	£ 74.9863

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,738,468 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8923B_1-2024-8-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 27 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 75.5000
Lowest price paid (per ordinary share)	£ 74.5600
Volume weighted average price paid(per ordinary share)	£ 74.9863

Exhibit No: 99.3

29 August 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 28 August 2024 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	28 August 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 75.0600

Highest price paid per share:	£ 75.6000

Average price paid per share:	£ 75.4063

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,728,468 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0657C_1-2024-8-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 28 August 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 75.6000
Lowest price paid (per ordinary share)	£ 75.0600
Volume weighted average price paid(per ordinary share)	£ 75.4063

Exhibit No: 99.4

03 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 02 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	02 September 2024

Aggregate number of ordinary shares purchased:	40,554

Lowest price paid per share:	£ 75.6000

Highest price paid per share:	£ 76.8800

Average price paid per share:	£ 76.3440

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,687,914 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6146C_1-2024-9-2.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 40,554 (ISIN: GB00BHJYC057)

Date of purchases: 02 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	21,133		19,421
Highest price paid (per ordinary share)	£ 76.8800		£ 76.8800
Lowest price paid (per ordinary share)	£ 75.6000		£ 75.6600
Volume weighted average price paid(per ordinary share)	£ 76.3405		£ 76.3477

Exhibit No: 99.5

04 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	03 September 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 75.7600

Highest price paid per share:	£ 77.4200

Average price paid per share:	£ 76.2660

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,667,914 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7836C_1-2024-9-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 03 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 77.4200
Lowest price paid (per ordinary share)	£ 75.7600
Volume weighted average price paid(per ordinary share)	£ 76.2660

Exhibit No: 99.6

05 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	04 September 2024

Aggregate number of ordinary shares purchased:	15,569

Lowest price paid per share:	£ 74.8600

Highest price paid per share:	£ 75.4000

Average price paid per share:	£ 75.2064

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,652,345 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9620C_1-2024-9-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 15,569 (ISIN: GB00BHJYC057)

Date of purchases: 04 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	15,569
Highest price paid (per ordinary share)	£ 75.4000
Lowest price paid (per ordinary share)	£ 74.8600
Volume weighted average price paid(per ordinary share)	£ 75.2064

Exhibit No: 99.7

06 September 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 05 September 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	05 September 2024

Aggregate number of ordinary shares purchased:	17,937

Lowest price paid per share:	£ 74.6200

Highest price paid per share:	£ 75.6600

Average price paid per share:	£ 75.1894

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 159,634,408 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1512D_1-2024-9-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 17,937 (ISIN: GB00BHJYC057)

Date of purchases: 05 September 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	17,937
Highest price paid (per ordinary share)	£ 75.6600
Lowest price paid (per ordinary share)	£ 74.6200
Volume weighted average price paid(per ordinary share)	£ 75.1894

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	06 September 2024